SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   September 30, 2004 – Q3 - Unaudited Financial Statements

     BYRON GLOBAL CORP. (Formerly BYRON RESOURCES INC.)

       2200 – 181 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5H 3M7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []     Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON RESOURCES INC.

                                                                                                       (Registrant)

Date       November 1, 2004

By       _______________________

     Ross McGroarty, Chairman, ASO

INTERIM FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

NINE MONTHS ENDED SEPTEMBER 30, 2004

(Stated in Canadian Dollars)

- UNAUDITED -

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

 BALANCE SHEETS

(Stated in Canadian Dollars)

		September 30,	December 31,
		2004	2003
	ASSETS
CURRENT ASSETS
Cash		$440	$3,402
Accounts receivable		3,015	11,891
Marketable securities (Note 3)		223,133	356,231
		226,588	371,524

CAPITAL ASSETS (Note 4)		1,852	2,312

		$228,440	$373,836

	LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities		$15,576	$24,026
Convertible debenture (Note 5)		307,667	297,027
Due to shareholder (Note 6)		111,943	58,720

		435,186	379,773

	DEFICIT LESS CAPITAL STOCK

DEFICIT		(15,319,433)	(15,118,624)

CAPITAL STOCK
Authorized -
Unlimited number of common shares
Issued -
3,090,005 common shares (Note 7)		15,112,687	15,112,687

		(206,746)	(5,937)

		$228,440	$373,836

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

 STATEMENTS OF OPERATIONS

(Stated in Canadian Dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003

EXPENSES
Administration and general	$7,667	$23,294	$19,186	$58,124
Amortization	150	193	460	644
Consulting fees	-	100	-	3,700
Foreign exchange gain	(16,240)	(141,595)	(7,724)	(141,595)
Interest	7,483	3,149	22,617	51,325
Legal fees	16,793	16,787	33,174	17,391

NET INCOME (LOSS)
FOR THE PERIOD	$(15,853)	$98,072	$(67,713)	$10,411

NET INCOME (LOSS) PER SHARE	$(0.01)	$0.03	$(0.02)	$0.00

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in Canadian Dollars)

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity
BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955	$(5,937)

Other comprehensive loss	-	-	-	-	(111,720)	(111,720)

Net loss for the period	-	-	-	(15,086)	-	(15,086)

BALANCE, MARCH 31, 2004	30,900,056	15,112,687	(13,801,947)	(1,430,718)	(12,765)	(132,743)

Consolidation of shares	(27,810,051)	-	-	-	-	-

Other comprehensive income	-	-	-	-	53,130	53,130

Net loss for the period	-	-	-	(36,774)	-	(36,774)

BALANCE, JUNE 30, 2004	3,090,005	15,112,687	(13,801,947)	(1,467,492)	40,365	(116,387)

Other comprehensive loss	-	-	-	-	(74,506)	(74,506)

Net loss for the period	-	-	-	(15,853)	-	(15,853)

BALANCE, SEPTEMBER 30, 2004	3,090,005	$15,112,687	$(13,801,947)	$(1,483,345)	$(34,141)	$(206,746)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

STATEMENTS OF CASH FLOWS

(Stated In Canadian Dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003

CASH FROM OPERATIONS
Net income (loss) for the period	$(15,853)	$98,072	$(67,713)	$10,411
Item not involving cash -
Amortization	150	193	461	644
Foreign exchange loss (gain)	(10,230)	(126,994)	10,642	(146,001)

	(25,933)	(28,729)	(56,610)	(134,946)
Change in -
Accounts receivable	(1,927)	1,180	8,876	(1,109)
Accounts payable and accrued
liabilities	(1,734)	(750)	(8,451)	14,036

	(29,594)	(28,299)	(56,185)	(122,019)

FINANCING ACTIVITY
Due to shareholder	28,609	35,466	53,223	86,325

INVESTING ACTIVITY
Purchase of marketable securities	-	-	-	(20,347)

NET CHANGE IN CASH DURING
THE PERIOD	(985)	7,167	(2,962)	(56,041)

CASH - BEGINNING OF PERIOD	1,425	3,636	3,402	66,844

CASH - END OF PERIOD	$440	$10,803	$440	$10,803

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER  30, 2004

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the Company's most recent annual audited financial statements as they may not conform in all respects to general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

These financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to September 30, 2004, the period in which the Company has undertaken a new development stage activity.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

(h)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

3.

MARKETABLE SECURITIES

The marketable securities consist of common shares of Ontex Resources Ltd. and Bio-America Inc. and have been classified as available for sale.

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

4.	CAPITAL ASSETS
		2004			2003
			Accumulated
		Cost	Amortization	Net	Net

	Computer equipment	$3,640	$1,788	$1,852	$1,814
	Office equipment	778	778	-	498
		$4,418	$2,566	$1,852	$2,312

5.	CONVERTIBLE DEBENTURE
				2004	2003

8% convertible unsecured debenture in the amount of U.S $239,245 (2003 - U.S. $230,029) repayable on demand with no set repayment terms, due on January 31, 2004 and on demand thereafter. The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the higher of (i) 75% of the average closing bid price for the preceding five trading days, and (ii) 110% of the closing bid price.

				$317,899	$297,027

6.	DUE TO SHAREHOLDER
				2004	2003
	8% promissory notes from a shareholder repayable on
	on demand with no set terms of repayment.			$106,170	$57,500
	Accrued interest			5,773	1,220
				$111,943	$58,720

7.

CAPITAL STOCK

During the period, the Company filed articles of amendment to consolidate its outstanding common shares on the basis of one new common share for each ten existing commons shares outstanding. Outstanding common shares have been restated to reflect the post-consolidated amounts.

In addition the Company changed its name to Byron Global Corp.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

BYRON GLOBAL CORP.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

- UNAUDITED -

 BYRON GLOBAL CORP.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

	September 30,	December 31,
	2004	2003
CASH
CIBC - Cdn.	$227	$2,603
CIBC - U.S.	62	686
Securities Exchange Commission	151	113

	$440	$3,402

ACCOUNTS RECEIVABLE
GST	$3,015	$11,891

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable	$13,375	$13,375
Auditing and accounting fees	2,200	10,651

	$15,575	$24,026

	September 30,	September 30,
	2004	2003
ADMINISTRATION AND GENERAL EXPENSES
Audit and accounting	$5,150	$15,650
Bank charges and interest	110	200
Office and general	4,886	2,740
Rent	-	12,638
Shareholders' information	-	3,090
Telephone and fax	2,006	3,173
Transfer agent	7,034	8,743
Travel	-	11,890

	$19,186	$58,124

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

2200 – 181 University Avenue,

Toronto ON, Canada M5H 3M7

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: bioforest@interface.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE- Q3 September 30, 2004

I, Ross McGroarty, certify that:

1. I have reviewed the Unaudited Quarterly Report on Form 6-K of BYRON GLOBAL CORP. (formerly Byron Resources Inc., “the registrant”) for the period ending September 30, 2004 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

2. Based on my knowledge, the quarterly report does not contain any untrue statement of a material fact or omit to state a material fact  necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the financial statements, and other financial information included in the Q 3 report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the quarterly report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which the quarterly report is being prepared:

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to filing date of this quarterly report (the “Evaluation Date”); and

c) presented in the quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated when necessary, in the quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: November 1, 2004

/s/ “Ross McGroarty”

/s/ “David L. Hynes”

      Chairman / Secretary

       President

BYRON GLOBAL CORP.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the Unaudited Report on Form 6-K of the Company for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on November 12, 2004  (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

November 12, 2004

/s/ Ross McGroarty                                                      /s/ David L. Hynes

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                             President, CEO